SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Fine Paper Europe Sappi Europe SA Chaussée de la Hulpe 154 B-1170 Brussels Tel +32 (0)2 676 97 25 www.sappi.com

Media Release

Brussels, 25 September 2012

Sappi Alfeld Mill to refocus production to meet strong growth in demand from the Release Liner and Flexpack paper markets. Coated paper production to be moved to other Sappi Mills in Europe.

In response to strong growth and positive market forecasts for the packaging market, Sappi Fine Paper Europe has begun the process of converting its Sappi Alfeld Mill in Germany to focus exclusively on producing one-sided coated paper for packaging, labels and technical applications. The project will take 12 months to complete.

At the same time, Sappi will actively manage its graphic paper capacity by transferring the current coated paper production of the Sappi Alfeld Mill to other Sappi Mills in Europe in close consultation with these customers. This action will further improve Sappi’s cost position in coated woodfree paper in Europe and elsewhere.

The strong growth and improved margins in this market are due to the growth in the demand for paper packaging and a lack of standardization; high degree of customization; and the long qualification times imposed by customers. Sappi has also been successful in the development of innovative and sustainable solutions for this market in close cooperation with end-use customers and converters.

Commenting on the conversion, Sappi Fine Paper Europe CEO Berry Wiersum said: “Our decision is in line with the Sappi group strategy to invest in higher growth and higher margin businesses. In addition, it will further improve Sappi’s cost position in coated woodfree paper in Europe and elsewhere.”

The decision will entail the conversion of paper machine number 2 (PM2) from producing 150,000 tons of coated fine paper per annum to producing 135,000 tons per annum of speciality paper. Paper machines 1, 3, 4 and 5 at Sappi Alfeld Mill already produce jointly 165,000 tons of speciality paper and board per year.

Once the conversion is complete, the Sappi Alfeld Mill will benefit from increased margins, improved quality, increased efficiencies on raw material consumption and an optimized fixed cost profile. The mill will become the biggest and lowest cost producer of these one-sided coated speciality grades globally; with the converted PM2 the fastest and most productive speciality machine in the world. The PM2 product range will focus on one-sided coated grades from 40 – 180gsm for packaging, technical purposes, liner and label applications.

ENDS

About Sappi

Sappi Fine Paper Europe is the leading European producer of coated fine paper used in premium magazines, catalogues, books and high-end print advertising. Headquartered in Brussels, Belgium, Sappi Fine Paper Europe is recognised for innovation and quality. Its graphic paper brands include Magno, Quatro, Royal, Galerie and GalerieArt ranges. Algro, Fusion, Leine and Parade are the brands for speciality labelling, topliner, packaging papers and boards. Jaz is the paper brand for digital printing.

Sappi papers are produced in mills accredited with ISO 9001 and ISO 14001 certification and EMAS registration for all our mills in the EU. SFPE’s mills hold chain-of-custody certification under the Forest Stewardship Council (FSC) and/or the Programme for the Endorsement of Forest Certification (PEFC) schemes.

Sappi Fine Paper Europe is a division of Sappi Limited (NYSE, JSE), a global company headquartered in Johannesburg, South Africa, with over 14,900 employees and manufacturing operations on four continents in 9 countries, sales offices in 50 countries, and customers in over 100 countries around the world. Learn more about Sappi at www.sappi.com.

For further information	For further information
Mat J.H. Quaedvlieg Director Manufacturing Sappi Fine Paper Europe Sappi Europe S.A. 154 Chaussée de la Hulpe B-1170 Brussels Tel +32 (0)2 67 69 703 Mobile +32 (0)495 588 703 Mat.Quaedvlieg@sappi.com
Claudia Hammerich
Corporate Communications Manager
Sappi Fine Paper Europe

Sappi Europe S.A.
154 Chaussée de la Hulpe
B-1170 Brussels

Tel: +32 2 6769 784
 Mobile: +32 472 618 966
Claudia.Hammerich@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 25, 2012

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controler